U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-12432

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Power Conversion Corporation Consolidated 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Power Conversion Corporation

132 Fairgrounds Road

West Kingston, Rhode Island  02892

REQUIRED INFORMATION

A.	Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2005

B.	Exhibit Listing

	Exhibit Number	Description

	23	Consent of Independent Registered Public Accounting Firm

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(k) PLAN

December 31, 2005 and 2004

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits	5

Statements of Changes in Net Assets Available for Plan Benefits	6

Notes to Financial Statements	7 — 15

Schedule

1 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	16

Note:       Certain schedules as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

Report of Independent Registered Public Accounting Firm

The Consolidated 401(k) Plan Committee
American Power Conversion Corporation

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2005, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
June 9, 2006

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(K) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Cash	$—	$523,624
Contributions receivable	696,968	459,860
	696,968	983,484
Investments:
American Power Conversion Corporation common stock	114,281,598	124,414,823
Investments in common/collective trusts	—	8,577,021
	114,281,598	132,991,844

Mutual funds	62,623,264	36,277,184
Loan to participants	1,831,434	1,678,272
Total investments	178,736,296	170,947,300
Net assets available for plan benefits	$179,433,264	$171,930,784

See accompanying notes to financial statements.

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(K) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net realized loss	$(10,707,518)	$(1,311,414)
Net unrealized gain (loss)	13,882,502	(14,927,478)
Investment income	3,527,689	2,320,601
	6,702,673	(13,918,291)
Contributions:
Participants	9,601,170	8,538,059
Employer	5,984,453	4,508,966
	15,585,623	13,047,025
Total additions (deductions)	22,288,296	(871,266)
Deductions from net assets attributed to:
Distributions paid to participants	14,768,694	5,679,653
Total deductions	14,768,694	5,679,653
Net increase (decrease) prior to other	7,519,602	(6,550,919)
Other	(17,122)	(5,467)
Net increase (decrease) in net assets available for plan benefits	7,502,480	(6,556,386)

Net assets available for plan benefits:
Beginning of year	171,930,784	178,487,170
End of year	$179,433,264	$171,930,784

See accompanying notes to financial statements.

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of Plan

The following brief description of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective July 1, 2003, the Company amended and restated the Plan in its entirety to reflect the merger of the ESOP and renamed the Plan as the American Power Conversion Corporation Consolidated 401(k) Plan.

Following the Consolidation of the Plan, the Company received a favorable determination letter, dated September 30, 2003 from the Internal Revenue Service (IRS). In March 2005, the Company amended the Plan. The amendment changes the amount for distribution of vested benefits to be paid to terminated participants in a single-lump sum from less than $5,000 to less than $1,000. The Plan is currently designed and being operated in compliance with the applicable requirements of the IRS.

On April 14, 2005, the Company transitioned the trustee, recordkeeping, and custodian responsibilities of the plan from Merrill Lynch. As of that conversion date, the plan Trustee and Custodian is Fidelity Management Trust Company (FMTC), a qualifying bank under DOL Reg. 2520.103-5. The plan Recordkeeper is Fidelity Investments Institutional Operations Company, Inc. (FIIOC).

(a)                      General

The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the Company) employees who have completed at least 30 days of service with the Company. The Plan covers all U.S. employees working for the Company and the participating affiliates, APC America, Inc., APC Sales and Service Corporation, Systems Enhancement Corporation, APC DC Network Solutions, Inc., ABL Electronics Corporation, and Netbotz, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

An employee may elect to contribute pre-tax savings subject to a maximum of 80% of annual compensation or the dollar limit established by the IRS ($14,000 for 2005 and $13,000 for 2004), whichever is less. The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, up to 50% of the next 3% of the participant’s salary and bonus compensation, excluding commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions of Company stock. A maximum of 6% per participant contributions are subject to employer match. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund. Additional deferrals (“catch-up contributions”) are available for eligible participants aged 50 or over at the end of the Plan year ($4,000 for 2005 and $3,000 for 2004). The catch-up contributions are not eligible for 401(k) matching.

There were no discretionary contributions made for the 2005 or 2004 Plan years.

(Continued)

(c)                       Vesting

Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of 25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after five years of service.

(d)                      Loans to Participants

Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant’s primary residence. A participant may not have more than one loan outstanding at any time.

(e)                       Payment of Account Balances

Upon termination from the Plan, a participant’s vested accrued balance in his or her account shall be distributed as a single lump-sum payment. Distributions may also be made in cash or in kind, or part cash and part in kind.

(f)                         Hardship Withdrawal

The Plan provides for hardship withdrawals, as defined by the Plan, from the participant’s account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of six months following the date of the withdrawal.

(g)                      Forfeitures

Forfeitures are utilized to: (i) reinstate previously forfeited account balances of former participants; (ii) satisfy administrative expenses; and (iii) reduce subsequent Company contributions.

(h)                      Diversification Out of Company Stock

In December 2002, the Board of Directors of the Company voted to merge the assets of the American Power Conversion Employee Stock Ownership Plan (ESOP) into the American Power Conversion Corporation 401(k) Plan during the 2003 Plan year. During May 2003, the participants of the ESOP were notified of the anticipated merger. On July 1, 2003, the assets of the ESOP totaling $83,333,837 were transferred to the Plan.

Subsequent to the merger of the ESOP and Plan, 50% of the number of shares held in a participant ESOP account on the date of the merger became diversifiable shares (ESOP Unrestricted Source). The other 50% of the participant’s ESOP account will remain invested in APC Stock indefinitely (ESOP Restricted Source) or until the participant reaches age 55 and has 10 years of APCC service.

The Company stock in all other sources: company match, employee contributions, dividends, profit sharing, can be diversified each quarter during the APCC open stock trading window periods. The diversification is at the full discretion of the participant.

Voting rights of the securities of the Company are provided for in the Plan document. Each participant is entitled to direct the Trustee as to the manner in which the shares in the participants employees stock account are to be voted.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to confirm to the current year’s presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(b)                      Investments

Investments are stated at aggregate fair market values. Loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)                       Expenses

All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant’s account. In 2005 and 2004, administrative expenses are included in the “Statement of Changes in Net Assets Available for Plan Benefits” under the heading “Other”.

(d)                      Payment of Account Balances

Distributions are recorded when paid.

(3)                     Investments

During the 2004 plan year and from January 1, 2005 through April 13, 2005, the Plan’s investments were held in trust and managed by Merrill Lynch. Effective April 14, 2005 through December 31, 2005, the Plan’s investments were managed by Fidelity Management Trust Company. Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2004 and Fidelity Management Trust Company at December 31, 2005. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).

	2005			2004
	Number of	Fair market		Number of	Fair market
	shares	value		shares	value
American Power Conversion Corporation common stock (note 4)	5,194,618	$114,281,598	*	5,813,777	$124,414,823	*
Merrill Lynch Equity Index Trust 1	—	—		47,931	4,261,038
Merrill Lynch Retirement Preservation Trust	—	—		4,315,983	4,315,983
Merrill Lynch Fundamental Growth Fund Class 1	—	—		290,258	5,131,767
Pimco Total Return Fund Class A	—	—		323,737	3,454,279
MFS New Discovery Fund Class A	—	—		212,302	3,481,748
Ariel Fund	—	—		105,705	5,620,316
Merrill Lynch Equity Dividend Fund Class 1	—	—		289,363	4,129,213
Templeton Foreign Fund	—	—		377,519	4,643,478
Massachusetts Investors Growth Stock Fund Class A	—	—		318,334	3,934,609
Merrill Lynch Basic Value Fund Class 1	—	—		184,845	5,881,774
Pimco Total Return Fund — Administrative Class	476,816	5,006,563		—	—
Baron Grown Fund	112,092	5,088,974		—	—
Calamos Growth Fund — Class A	8,909	490,523		—	—
Oakmark Equity and Income Fund — Class I	24,021	600,055		—	—
Oppenheimer Developing Markets Fund — Class A	53,224	1,933,643		—	—
Artisan Mid Cap Value Fund	56,978	1,068,331		—	—
Dodge & Cox International Stock Fund	27,023	946,599		—	—
Lord Abbett Small-Cap Value Fund — Class A	16,033	454,689		—	—

	2005			2004
	Number of	Fair market		Number of	Fair market
	shares	value		shares	value
American Beacon Small Cap Value-Fund — Plan Ahead Class	$312,845	6,266,279		—	—
American Century Large Company Value Fund Investor Class	1,552,165	10,089,070	*	—	—
Fidelity Contrafund	177,868	11,518,732	*	—	—
Fidelity Leveraged Company Stock Fund	55,465	1,443,188		—	—
Fidelity International Discovery Fund	197,325	6,247,319		—	—
Fidelity Freedom Income Fund	8,082	91,896		—	—
Fidelity Freedom 2010	8,161	114,661		—	—
Fidelity Freedom 2020	34,289	504,394		—	—
Fidelity Freedom 2030	25,640	385,113		—	—
Fidelity Freedom 2040	33,993	300,161		—	—
Fidelity Retirement Money Market Portfolio	5,663,374	5,663,374		—	—
Spartan U.S. Equity Index Fund	99,857	4,409,700		—	—

A brief description of each fund’s investment objective follows:

Merrill Lynch Equity Index Trust 1 invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

Merrill Lynch Retirement Preservation Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds.

Merrill Lynch Fundamental Growth Fund Class 1 seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

Pimco Total Return Fund Class A seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its total assets in a diversified portfolio of fixed-income securities of varying maturities.

MFS New Discovery Fund Class A seeks capital appreciation by investing at least 65% of its total assets in U.S. or foreign companies that Fund management believes offer superior prospects for growth.

Ariel Fund seeks long-term capital appreciation by investing in companies with market capitalization primarily under $1.5 billion at the time of investment, with an emphasis on small-cap stocks.

Merrill Lynch Equity Dividend Fund Class 1 provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the S&P 500 Index. Total return is the aggregate of income and capital value changes.

Templeton Foreign Fund seeks to achieve long-term capital growth through a flexible policy of investing in the equity and debt securities of companies and governments outside the U.S. Although the Fund primarily invests in common stocks, it also may invest in preferred stocks and certain debt securities, rated or unrated.

Massachusetts Investors Growth Stock Fund Class A seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

Merrill Lynch Basic Value Fund Class 1 seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

As of April 14, 2005 conversion date:

Pimco Total Return Fund-Administrative Class is an income mutual fund that seeks to provide high total return that exceeds general bond market indices and invests in all types of bonds, including U.S. government, corporate, mortgage and foreign.

Baron Growth Fund is a small-cap growth mutual fund that seeks to provide capital appreciation and primarily invests in small cap companies with market values under $2.5 billion.

Calamos Growth Fund - Class A is a growth mutual fund that seeks to provide long-term capital growth and primarily invests in companies that have the potential for above-average, sustainable earnings growth that are believed to outperform most analysts’ expectations.

Oakmark Equity and Income Fund - Class 1 is an income mutual fund that seeks to provide high current income and preservation of capital and primarily invests in a diversified portfolio of U.S. equity and fixed-income securities.

Oppenheimer Developing Markets Fund - Class A is a growth mutual fund that invests in emerging markets overseas that seeks to provide long-term capital appreciation and primarily invests in common stocks of issuers in whose principal activities are in at least three developing markets.

Artisan Mid Cap Value Fund is a domestic equity mutual fund that seeks to provide maximum long-term capital growth and primarily invests in a diversified portfolio of stocks of medium-sized U.S. companies that are believed to be undervalued, in solid financial conditions and provide a controlled level of risk.

Dodge & Cox International Stock Fund is a mutual fund that invests internationally that seeks to provide long-term growth of principal and income and primarily invests in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

Lord Abbett Small-Cap Value Fund - Class A is a small-cap value mutual fund that seeks to provide long-term capital appreciation and primarily invests at least 80% of its net assets in equity securities of companies with market capitalizations of less than $2 billion at the time of purchase.

American Beacon Small Cap Value-Fund-Plan Ahead Class is a small cap value mutual fund that seeks to provide long-term capital appreciation and current income and primarily invests at least 80% of the total assets of the fund in equity securities of U.S. companies with market capitalization of $2.6 billion or less at the time of investment.

American Century Large Company Value Fund - Investor Class is a large-cap value mutual fund that seeks to provide long-term capital growth with income as a secondary objective and primarily invests at least 80% of its assets in equity securities of companies comprising the Russell 1000.

Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation and primarily invests in common stocks.

Fidelity Leveraged Company Stock Fund is a growth mutual fund that seeks to provide capital appreciation and primarily invests at least 80% of its assets in common stocks of leveraged companies.

Fidelity International Discovery Fund is a growth and income mutual fund that invests internationally seeking to provide long-term growth of capital and primarily invests in foreign securities.

Fidelity Freedom Income Fund is an asset allocation mutual fund that seeks to provide high current income and some capital appreciation for those already in retirement and primarily invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

Fidelity Freedom Funds (2010, 2020, 2030, 2040) are mutual funds with target retirement dates that seek to provide high total returns. The asset mix of each Freedom fund with a target retirement date will gradually become more conservative over time so investors can stay with the same fund before and during retirement.

Fidelity Retirement Money Market Portfolio is an asset allocation mutual fund that seeks to provide high current income and some capital appreciation for those already in retirement and primarily invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

Spartan U.S. Equity Index Fund is an asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020.

American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Shares are purchased in the open market at the time employee contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

(4)                     Nonparticipant-Directed Investments

The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, the participant may reallocate this investment to any of the other funds in the Plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation.

Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation and the related employer contribution receivable is as follows:

	December 31
	2005	2004
Net assets:
American Power Conversion Corporation common stock	$114,732,250	$124,874,719

Changes in net assets:
Contributions	5,760,613	5,280,000
Net realized losses	(10,990,426)	(1,394,360)
Net unrealized gains (losses)	16,262,075	(17,799,355)
Benefits paid to participants	(14,368,368)	(4,217,095)
Interest on outstanding participant loans	18,594	10,675
Investment income	1,364,941	1,325,904
Other	(15,186)	26
Net interfund transfer out	(8,305,811)	(3,728,720)
Loan repayments	131,099	65,049

Decrease in net assets	$(10,142,469)	$(20,457,876)

(5)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.

(6)                     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving its determination letter, however, the Plan Administrator believes that the Plan as amended is currently designed and operated in accordance with applicable requirements of the Code.

(7)                     Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. During 2004 and for the period from January 2005 through April 13, 2005, Merrill Lynch was the Trustee. From April 14, 2005 through December 31, 2005, FMTC was the Trustee for the Plan. Transactions with both Merrill Lynch and FMTC qualify as party-in-interest transactions.

(8)                     Realized/Unrealized Gains and Losses

Net realized and unrealized gains (losses) by investment type for the year ended December 31, 2005 and 2004 were comprised of the following:

	2005		2004
	Realized	Unrealized	Realized	Unrealized
Common stock	$(10,990,426)	$16,262,075	$(1,394,360)	$(17,799,355)
Common/collective trusts	—	(122,707)	19,502	369,945
Mutual funds	282,908	(2,256,866)	63,444	2,501,932
Total	$(10,707,518)	$13,882,502	$(1,311,414)	$(14,927,478)

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(K) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment	Cost	Current value

Pacific Investment Management Company	Pimco Total Return Fund-Administrative Class	$5,074,597	$5,006,563
BAMCO, Inc.	Baron Growth Fund	5,026,359	5,088,974
Calamos Asset Management, Inc.	Calamos Growth Fund—Class A	456,134	490,523
Harris Associates, LP	Oakmark Equity and Income Fund—Class I	583,727	600,055
Oppenheimer Funds	Oppenheimer Developing Markets Fund—Class A	1,639,113	1,933,643
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund	1,050,497	1,068,331
Dodge & Cox	Dodge & Cox International Stock Fund	861,488	946,599
Lord Abbett & Col, LLC	Lord Abbett Small-Cap Value Fund—Class A	458,464	454,689
AMR Investments	American Beacon Small Cap Value-Fund—Plan-Ahead Class	5,971,954	6,266,279
American Century Investment Management, Inc.	American Century Large Company Value Fund—Investor Class	9,876,863	10,089,070

*American Power Conversion Corporation	Common stock	34,714,925	114,281,598
*Fidelity	Fidelity Contrafund	10,073,179	11,518,732
*Fidelity	Fidelity Leveraged Company Stock Fund	1,339,299	1,443,188
*Fidelity	Fidelity International Discovery Fund	5,633,333	6,247,319
*Fidelity	Fidelity Freedom Income Fund	91,145	91,896
*Fidelity	Fidelity Freedom 2010 Fund	112,550	114,661
*Fidelity	Fidelity Freedom 2020 Fund	484,771	504,394
*Fidelity	Fidelity Freedom 2030 Fund	362,411	385,113
*Fidelity	Fidelity Freedom 2040 Fund	294,050	300,161
*Fidelity	Fidelity Retirement Money Market Portfolio	5,663,374	5,663,374

*Licensed to, Fidelity Distributors Corporation, The McGraw-Hill Companies, Inc.	Spartan U.S. Equity Index Fund	4,145,418	4,409,700
Loans to participants (225 loans)	Rate of loans (5-10%)		1,831,434
			$178,736,296

*Indicates a party-in-interest to the Plan.

See accompanying independent registered public accounting firm report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN POWER CONVERSION CORPORATION CONSOLIDATED 401(K) PLAN

By: American Power Conversion Corporation, Plan Administrator

By: /s/ Richard J. Thompson
Richard J. Thompson,
Senior Vice President, Finance
and Chief Financial Officer
June 26, 2006

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm